Subsidiaries of the Company

Name	Percent Ownership	State of Incorporation

Regan Holding Corp.	(parent)

Legacy Marketing Group	(100%)	California

Legacy Financial Services, Inc.	(100%)	California

Legacy Advisory Services, Inc.	(100%)	California

LifeSurance Corporation	(100%)	Delaware

Legacy Reinsurance Company	(100%)	Arizona

Imagent Online, LLC	(100%)	Delaware

Concept Strategies, Inc.	(100%)	Iowa

Values Financial Network, Inc.	(100%)	Tennessee